Exhibit 99.1

JD.com to Hold Annual General Meeting on June 21, 2024

Beijing, China — May 27, 2024—JD.com, Inc. (“JD.com” or the “Company”) (NASDAQ: JD and HKEX: 9618 (HKD counter) and 89618 (RMB counter)), a leading supply chain-based technology and service provider, today announced that it will hold its annual general meeting of shareholders (the “AGM”) at Building A, No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, People’s Republic of China, on June 21, 2024 at 3:00 p.m. (Hong Kong time).

No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders of record to discuss Company affairs with management.

Holders of record of Class A ordinary shares and Class B ordinary shares of the Company at the close of business on May 24, 2024 (Hong Kong time) are entitled to notice of, and to attend, the AGM or any adjournment or postponement thereof.

The Company has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2023, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s annual report can be accessed on the investor relations section of its website at https://ir.jd.com, as well as on the SEC’s website at www.sec.gov.

About JD.com, Inc.

JD.com is a leading supply chain-based technology and service provider. The company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the SEC, in announcements made on the website of the Stock Exchange of Hong Kong Limited, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; laws, regulations and governmental policies relating to the industries in which JD.com or its business partners operate; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which JD.com or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; risks associated with JD.com’s acquisitions, investments and alliances, including fluctuation in the market value of JD.com’s investment portfolio; natural disasters and geopolitical events; change in tax rates and financial risks; intensity of competition; and general market and economic conditions in China and globally. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the announcements on the website of the Stock Exchange of Hong Kong Limited. All information provided herein is as of the date of this announcement, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

Sean Zhang

+86 (10) 8912-6804

IR@JD.com

Media Relations

+86 (10) 8911-6155

Press@JD.com

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